FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of 3 November, 2021

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F Ö Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes__ No Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Press Release announcing 2021 Third Quarter Results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 3 November, 2021

Tenaris, S.A.

By: /s/ Cecilia Bilesio

Cecilia Bilesio

Corporate Secretary

Giovanni Sardagna

Tenaris

1-888-300-5432

www.tenaris.com

Tenaris Announces 2021 Third Quarter Results

The financial and operational information contained in this press release is based on unaudited consolidated condensed interim financial statements presented in U.S. dollars and prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board and adopted by the European Union, or IFRS. Additionally, this press release includes non-IFRS alternative performance measures i.e., EBITDA, Free cash flow and Net cash / debt. See exhibit I for more details on these alternative performance measures.

Luxembourg, November 3, 2021 - Tenaris S.A. (NYSE and Mexico: TS and EXM Italy: TEN) (“Tenaris”) today announced its results for the quarter and nine months ended September 30, 2021 with comparison to its results for the quarter and nine months ended September 30, 2020.

Summary of 2021 Third Quarter Results

(Comparison with second quarter of 2021 and third quarter of 2020)

	3Q 2021	2Q 2021		3Q 2020
Net sales ($ million)	1,754	1,529	15%	1,013	73%
Operating income (loss) ($ million)	231	152	52%	(70)
Net income (loss) ($ million)	326	290	12%	(36)
Shareholders’ net income (loss) ($ million)	330	294	12%	(33)
Earnings (losses) per ADS ($)	0.56	0.50	12%	(0.06)
Earnings (losses) per share ($)	0.28	0.25	12%	(0.03)
EBITDA ($ million)	379	301	26%	107	254%
EBITDA margin (% of net sales)	21.6%	19.7%		10.6%

Our sales in the third quarter rose by a further 15% sequentially, led by North and South America, even as sales in the Middle East continue to be affected by destocking and those in Europe by seasonal factors. Our EBITDA margin rose above 20% following an increase in average selling prices while the increase in cost of sales was contained, despite higher raw materials and energy costs, by an improved industrial performance and higher absorption of fixed costs.

With the continuing ramp up of operations at our industrial facilities in the United States, including the reopening of our Ambridge, PA, seamless pipe mill and our Baytown, TX, heat treatment and finishing facilities, and higher activity levels, working capital during the quarter increased by $276 million. Cash provided by operating activities totaled $53 million and with capital expenditures of $74 million during the quarter, our free cash flow was slightly negative and our net cash position at September 30, 2021 declined to $830 million compared to $854 million in the previous quarter.

Interim Dividend Payment

Our board of directors approved the payment of an interim dividend of $0.13 per share ($0.26 per ADS), or approximately $153 million. The payment date will be November 24, 2021 , with an ex-dividend date on November 22, 2021 and record date on November 23, 2021.

Termination of NKKTubes joint venture

On November 2, 2021, Tenaris reached a preliminary agreement with JFE Holdings Inc. (“JFE”) to terminate the joint venture for the operation of the seamless pipe manufacturing facility in Kawasaki, Japan.

The facility, located in the Keihin steel complex owned by JFE, has been operated by NKKTubes, a company owned 51% by Tenaris and 49% by JFE, since 2000. NKKTubes has been dependent on JFE’s Keihin steel complex for the supply of raw materials, energy and other essential services.

On March 27, 2020, JFE had informed Tenaris of its decision to permanently cease as from JFE’s fiscal year ending March 2024 the operations of its steel manufacturing facilities located at the Keihin complex. In light of that development, Tenaris and JFE engaged in discussions and ultimately determined that the project was no longer economically sustainable and, accordingly, amicably agreed to terminate their joint venture and liquidate NKKTubes.

The parties have agreed to cease NKKTubes’ manufacturing operations by the end of June 2022 and to dissolve the company by the end of December 2022.

Tenaris and JFE highly recognize the contribution of NKKTubes’ employees. The parties are committed to work in good faith to provide adequate communication and support under the present circumstances.

Tenaris and JFE are also committed to ensure the supply of tubular material, including 13 Chrome alloy products, to NKKTubes’ international customers after its closure. In addition, JFE will support NKKTubes’ domestic customers according to customers’ needs.

Tenaris and JFE will also engage in an open dialogue with suppliers, local community groups and governmental entities affected by the NKKTubes dissolution.

Tenaris and JFE intend to continue discussing cooperatively with respect to other aspects of the dissolution of the joint venture, with a view towards reaching a definitive agreement prior to June 2022.

For information on the accounting impact of the NKKTubes termination, see note 23 Subsequent events to the consolidated condensed interim financial statements as of September 30, 2021.

Market Background and Outlook

The strength of the global economic rebound so far this year and lower levels of investment in the energy sector over the past years have resulted in a tighter energy market. As OPEC+ countries continue to contain production levels and large, publicly listed US shale producers restrain capital spending, global oil inventories have declined below 5-year average levels and are supportive of high prices.

Drilling activity in the U.S. and Canada continues to increase led by private operators and further gradual increases are likely in the coming months. In Latin America, drilling activity has shown a recovery this year, with higher activity in the Vaca Muerta shale in Argentina and in Colombia as well as the offshore regions of Brazil, Mexico and Guyana. In the Eastern Hemisphere, drilling activity is now recovering gradually and this recovery should extend further in the coming months though demand for OCTG will continue to be tempered by ongoing destocking in key Middle East markets.

We anticipate that sales will show a further increase in the fourth quarter, again led by North America, where the market has absorbed excess OCTG inventories and prices are increasing. Our EBITDA margin in the fourth quarter should remain close to the current level as price increases compensate for raw material, energy and logistic cost increases.

On October 27, 2021, in response to a petition from U.S. Steel Tubular Products, a small number of other U.S. domestic welded OCTG producers, and a steelworkers’ union, the U.S. Department of Commerce (DOC) initiated anti-dumping duty investigations on OCTG imports from Mexico, Argentina and Russia and countervailing duty investigations on OCTG imports from Russia and South Korea. The International Trade Commission (ITC) is required to make a preliminary determination of injury. In case of a negative ITC determination, the investigations will be terminated. Otherwise, the investigations will proceed until the DOC and the ITC make final determinations. Tenaris, which imports OCTG from Argentina and Mexico to complement its production in the United States, believes that the petition is unjustified and intends to vigorously challenge any claim that its imports are causing or threatening injury to the U.S. domestic OCTG industry. At this time, Tenaris cannot predict the outcome of this matter or estimate the potential impact, if any, that the resolution of this matter may have on Tenaris’s business. Over the past 15 years, Tenaris has realized substantial investments, more than any other company, in acquisitions and new production to build up a competitive OCTG production system in the United States; we believe we are well placed to continue serving our customers even in case of an adverse resolution of the matter.

Analysis of 2021 Third Quarter Results

Tubes

The following table indicates, for our Tubes business segment, sales volumes of seamless and welded pipes for the periods indicated below:

Tubes Sales volume (thousand metric tons)	3Q 2021	2Q 2021		3Q 2020
Seamless	675	611	10%	383	76%
Welded	71	79	(10%)	99	(28%)
Total	746	690	8%	482	55%

The following table indicates, for our Tubes business segment, net sales by geographic region, operating income and operating income as a percentage of net sales for the periods indicated below:

Tubes	3Q 2021	2Q 2021		3Q 2020
(Net sales - $ million)
North America	901	706	28%	353	155%
South America	314	230	37%	131	140%
Europe	141	170	(17%)	126	12%
Middle East & Africa	199	228	(13%)	262	(24%)
Asia Pacific	52	62	(17%)	75	(31%)
Total net sales ($ million)	1,607	1,397	15%	946	70%
Operating income (loss) ($ million)	200	130	53%	(66)	402%
Operating margin (% of sales)	12.4%	9.3%		(6.9%)

Net sales of tubular products and services increased 15% sequentially and 70% year on year. The sequential increase reflects an 8% increase in volumes and a 6% increase in average selling prices mainly driven by higher prices on our sales in the Americas. In North America our sales increased mainly due to higher sales of OCTG products in the United States and Canada and higher sales of OCTG and line pipe in Mexico. In South America, sales increased mainly due to higher sales of OCTG products in Argentina, Colombia and Guyana. In Europe sales declined reflecting lower sequential sales in the North Sea, following a strong second quarter, and seasonally lower sales of line pipe products to distributors. In the Middle East and Africa sales declined, reflecting ongoing destocking in the region and lower shipments of high value products to Qatar. In Asia Pacific, our sales declined mainly due to lower OCTG sales in China and lower sales of line pipe products in Indonesia.

Operating result from tubular products and services, increased to a gain of $200 million in the third quarter of 2021, compared to a gain of $130 million in the previous quarter and a loss of $66 million in the third quarter of 2020. Operating results for our Tubes segment included severance charges of $7 million in the quarter, $8 million in the previous quarter and $27 million in the third quarter of 2020. During the quarter operating margin increased following a 6% increase in average selling prices while cost of sales increased only slightly as higher raw materials and energy costs were offset by a better industrial performance and absorption of fixed costs. SG&A as a percentage of sales also declined sequentially.

Others

The following table indicates, for our Others business segment, net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Others	3Q 2021	2Q 2021		3Q 2020
Net sales ($ million)	147	132	11%	66	121%
Operating income (loss) ($ million)	31	21	47%	(5)
Operating margin (% of sales)	21.4%	16.3%		(6.9%)

Net sales of other products and services increased 11% sequentially and 121% year on year. The sequential increase in sales and in operating income was mainly related to the new oil services business in Argentina, sucker rods and industrial equipment in Brazil.

Selling, general and administrative expenses, or SG&A, amounted to $317 million, or 18.1% of net sales in the third quarter of 2021, compared to $297 million, 19.4% in the previous quarter and $234 million, 23.1% in the third quarter of 2020. SG&A expenses during the quarter included $3 million of leaving indemnities compared to $6 million in the previous quarter and $9 million in the third quarter of 2020. While SG&A expenses increased sequentially, mainly due to higher selling expenses (freights and commissions), provisions for contingencies and taxes, partially offset by lower labor costs, they declined as a percentage of sales.

Other operating results amounted to a gain of $8 million in the third quarter of 2021, compared to $34 million in the previous quarter and $7 million in the third quarter of 2020. The result of the quarter mainly includes the gain from the sale of fixed assets in Saudi Arabia, while in the previous quarter we had a $33 million gain from the recognition of fiscal credits in Brazil.

Financial results were close to zero in the third quarter of 2021, compared to a gain of $10 million in the previous quarter and a loss of $15 million in the third quarter of 2020. The result of the quarter corresponds mainly to a net interest expense of $1.3 million, partially offset by a net FX gain and other financial results of $1 million.

Equity in earnings of non-consolidated companies generated a gain of $154 million in the third quarter of 2021, compared to $146 million in the previous quarter and $21 million in the third quarter of 2020. These results are mainly derived from our equity investment in Ternium (NYSE:TX) and Usiminas, and reflect the good dynamics in the flat steel sector derived from record high steel prices.

Income tax charge amounted to $59 million in the third quarter of 2021, compared to $17 million in the previous quarter and a $28 million gain in the third quarter of 2020. Taxes increased during the quarter due to the better results at several subsidiaries following the improvement in activity.

Cash Flow and Liquidity of 2021 Third Quarter

Net cash provided by operating activities during the third quarter of 2021 was $53 million, compared to a use of $50 million in the previous quarter and a cash generation of $417 million in the third quarter of 2020. During the third quarter of 2021 cash used in working capital amounted to $276 million.

With capital expenditures of $74 million, we had a negative free cash flow of $21 million during the quarter. Our net cash position amounted to $830 million at September 30, 2021, from $854 million at June 30, 2021.

Analysis of 2021 First Nine Months Results

	9M 2021	9M 2020	Increase/(Decrease)
Net sales ($ million)	4,464	4,016	11%
Operating income (loss) ($ million)	434	(670)
Net income (loss) ($ million)	717	(752)
Shareholders’ net income (loss) ($ million)	730	(741)
Earnings (losses) per ADS ($)	1.24	(1.26)
Earnings (losses) per share ($)	0.62	(0.63)
EBITDA ($ million)	877	446	97%
EBITDA margin (% of net sales)	19.6%	11.1%

The following table shows our net sales by business segment for the periods indicated below:

Net sales ($ million)	9M 2021		9M 2020		Increase/(Decrease)
Tubes	4,084	91%	3,794	94%	8%
Others	380	9%	222	6%	71%
Total	4,464		4,016		11%

Tubes

The following table indicates, for our Tubes business segment, sales volumes of seamless and welded pipes for the periods indicated below:

Tubes Sales volume (thousand metric tons)	9M 2021	9M 2020	Increase/(Decrease)
Seamless	1,782	1,495	19%
Welded	221	377	(41%)
Total	2,003	1,871	7%

The following table indicates, for our Tubes business segment, net sales by geographic region, operating income and operating income as a percentage of net sales for the periods indicated below:

Tubes	9M 2021	9M 2020	Increase/(Decrease)
(Net sales - $ million)
North America	2,122	1,717	24%
South America	710	501	42%
Europe	454	429	6%
Middle East & Africa	623	900	(31%)
Asia Pacific	174	247	(30%)
Total net sales ($ million)	4,084	3,794	8%
Operating income (loss) ($ million)	368	(619)	159%
Operating margin (% of sales)	9.0%	(16.3%)

Net sales of tubular products and services increased 8% to $4,084 million in the first nine months of 2021, compared to $3,794 million in the first nine months of 2020 due to an increase in volumes of 7% and a 1% increase in average selling prices. Sales increased in the Americas and Europe while they decreased in the Eastern Hemisphere. Average drilling activity in the United States and Canada remained stable, while internationally it declined 16% compared to the first nine months of 2020.

Operating results from tubular products and services amounted to a gain of $368 million in the first nine months of 2021 compared to a loss of $619 million in the first nine months of 2020. Tubes operating results in the first nine months of 2020 were affected by $102 million of severance charges and by an impairment charge of $582 million, while severance charges amounted to $20 million in the first nine months of 2021. Additionally, during 2021 we benefited from a $34 million gain from the recognition of fiscal credits in Brazil, partially offset by $23 million higher costs associated to the winter storm Uri. In the year to date 2021 our operating income improved thanks to the increase in sales and a better industrial performance due to the increased levels of activity and utilization of production capacity.

Others

The following table indicates, for our Others business segment, net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Others	9M 2021	9M 2020	Increase/(Decrease)
Net sales ($ million)	380	222	71%
Operating income (loss) ($ million)	66	(51)	229%
Operating margin (% of sales)	17.4%	(23.1%)

Net sales of other products and services increased 71% to $380 million in the first nine months of 2021, compared to $222 million in the first nine months of 2020. The increase in sales and profitability, are mainly due to higher sales from our new oil services business in Argentina which offers hydraulic fracturing and coiled tubing services, higher sales of excess raw materials and energy, sucker rods, industrial equipment in Brazil and pipes for plumbing applications in Italy.

SG&A amounted to $869 million in the first nine months of 2021, representing 19.5% of sales, and $877 million in the first nine months of 2020, representing 21.8% of sales. During the first nine months of 2020 SG&A includes $45 million of leaving indemnities, while in the first nine months of 2021 it includes $12 million. In the first nine months of 2021 selling expenses (freights and commissions), increased following the increase in sales, partially offset by lower labor costs and amortization of intangible assets.

Other operating results amounted to a gain of $50 million in the first nine months of 2021, compared to a gain of $5 million in the first nine months of 2020. The gain in 2021 is mainly due to a $34 million recognition of fiscal credits in Brazil and the profit from the sale of fixed assets in Saudi Arabia.

Financial results amounted to a gain of $21 million in the first nine months of 2021 compared to a loss of $51 million in the same period of 2020. The $15 million net finance income in the first nine months of 2021 includes a $17 million gain attributable to interests from fiscal credits in Brazil. Additionally, in the first nine months of 2021 we had a $6 million foreign exchange gain net of foreign exchange-derivative results, which is mainly related to the Euro depreciation on Euro denominated intercompany liabilities in subsidiaries with functional currency U.S. dollar and the Argentine peso devaluation against the U.S. dollar on our Argentine peso-denominated borrowings and liabilities.

Equity in earnings of non-consolidated companies generated a gain of $379 million in the first nine months of 2021, compared to a gain of $27 million in the first nine months of 2020. These results are mainly derived from our participation in Ternium (NYSE:TX) and Usiminas, and currently reflects the good dynamics in the flat steel sector derived from record high steel prices.

Income tax amounted to a charge of $117 million in the first nine months of 2021, compared to $58 million in the first nine months of 2020, reflecting better results in several subsidiaries following the increase in activity.

Cash Flow and Liquidity of 2021 First Nine Months

Net cash provided by operations during the first nine months of 2021 was $73 million (net of $673 million used in working capital), compared to $1,381 million (including $1,097 million working capital reduction) in the same period of 2020.

With capital expenditures of $171 million, we had a negative free cash flow of $98 million during the first nine months of 2021, compared to a positive free cash flow of $1,226 million in the first nine months of 2020.

Our net cash position amounted to $830 million at September 30, 2021, from $1.1 billion at December 31, 2020.

Conference call

Tenaris will hold a conference call to discuss the above reported results, on November 4, 2021, at 11:00 a.m. (Eastern Time). Following a brief summary, the conference call will be opened to questions. To access the conference call dial in +1 866 789 1656 within North America or +1 630 489 1502 Internationally. The access number is “6094263”. Please dial in 10 minutes before the scheduled start time. The conference call will be also available by webcast at ir.tenaris.com/events-and-presentations.

A replay of the conference call will be available on our webpage http://ir.tenaris.com/ or by phone from 2.00 pm ET on November 4 through 1:00 pm ET on November 12, 2021. To access the replay by phone, please dial +1 855 859 2056 or +1 404 537 3406 and enter passcode ““6094263” when prompted.

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

Press releases and financial statements can be downloaded from Tenaris’s website at http://ir.tenaris.com/

Consolidated Condensed Interim Income Statement

(all amounts in thousands of U.S. dollars)	Three-month period ended September 30,		Nine-month period ended September 30,
	2021	2020	2021	2020
Continuing operations	Unaudited		Unaudited
Net sales	1,753,743	1,012,750	4,464,043	4,016,106
Cost of sales	(1,214,451)	(855,873)	(3,211,232)	(3,191,860)
Gross profit	539,292	156,877	1,252,811	824,246
Selling, general and administrative expenses	(316,708)	(234,081)	(868,519)	(877,090)
Impairment Charge	-	-	-	(622,402)
Other operating income (expense), net	8,325	6,888	49,902	4,790
Operating income (loss)	230,909	(70,316)	434,194	(670,456)
Finance Income	4,988	4,904	32,203	10,573
Finance Cost	(6,320)	(6,567)	(16,826)	(22,427)
Other financial results	1,024	(13,377)	5,704	(39,013)
Income (loss) before equity in earnings of non-consolidated companies and income tax	230,601	(85,356)	455,275	(721,323)
Equity in earnings of non-consolidated companies	154,139	21,144	379,109	27,439
Income (loss) before income tax	384,740	(64,212)	834,384	(693,884)
Income tax	(58,505)	28,328	(117,202)	(58,039)
Income (loss) for the period	326,235	(35,884)	717,182	(751,923)

Attributable to:
Owners of the parent	329,871	(32,946)	730,157	(740,975)
Non-controlling interests	(3,636)	(2,938)	(12,975)	(10,948)
	326,235	(35,884)	717,182	(751,923)

Consolidated Condensed Interim Statement of Financial Position

(all amounts in thousands of U.S. dollars)	At September 30, 2021		At December 31, 2020
	Unaudited
ASSETS
Non-current assets
Property, plant and equipment, net	5,937,710		6,193,181
Intangible assets, net	1,384,798		1,429,056
Right-of-use assets, net	215,177		241,953
Investments in non-consolidated companies	1,277,059		957,352
Other investments	377,001		247,082
Deferred tax assets	253,178		205,590
Receivables, net	207,782	9,652,705	154,303	9,428,517
Current assets
Inventories, net	2,477,445		1,636,673
Receivables and prepayments, net	119,222		77,849
Current tax assets	180,556		136,384
Trade receivables, net	1,111,174		968,148
Derivative financial instruments	7,612		11,449
Other investments	457,861		872,488
Cash and cash equivalents	513,781		584,681
Assets held for sale	19,858	4,887,509	-	4,287,672
Total assets		14,540,214		13,716,189
EQUITY
Capital and reserves attributable to owners of the parent		11,763,480		11,262,888
Non-controlling interests		178,729		183,585
Total equity		11,942,209		11,446,473
LIABILITIES
Non-current liabilities
Borrowings	111,442		315,739
Lease liabilities	180,702		213,848
Deferred tax liabilities	291,067		254,801
Other liabilities	241,098		245,635
Provisions	85,865	910,174	73,218	1,103,241
Current liabilities
Borrowings	402,237		303,268
Lease liabilities	39,417		43,495
Derivative financial instruments	5,613		3,217
Current tax liabilities	106,502		90,593
Other liabilities	266,742		202,826
Provisions	13,848		12,279
Customer advances	56,738		48,692
Trade payables	791,424		462,105
Liabilities held for sale	5,310	1,687,831	-	1,166,475
Total liabilities		2,598,005		2,269,716
Total equity and liabilities		14,540,214		13,716,189

Consolidated Condensed Interim Statement of Cash Flow

	Three-month period ended September 30,		Nine-month period ended September 30,
(all amounts in thousands of U.S. dollars)	2021	2020	2021	2020
Cash flows from operating activities	Unaudited		Unaudited

Income (loss) for the period	326,235	(35,884)	717,182	(751,923)
Adjustments for:
Depreciation and amortization	148,465	177,602	442,561	493,782
Impairment charge	-	-	-	622,402
Income tax accruals less payments	12,197	(55,288)	11,630	(57,583)
Equity in earnings of non-consolidated companies	(154,139)	(21,144)	(379,109)	(27,439)
Interest accruals less payments, net	(490)	171	(12,537)	1,542
Changes in provisions	4,618	1,798	14,216	(9,983)
Changes in working capital	(275,622)	334,169	(672,712)	1,097,209
Currency translation adjustment and others	(8,360)	15,848	(48,186)	12,922
Net cash provided by operating activities	52,904	417,272	73,045	1,380,929

Cash flows from investing activities
Capital expenditures	(74,306)	(41,571)	(170,871)	(155,156)
Changes in advance to suppliers of property, plant and equipment	1,308	709	(4,420)	826
Acquisition of subsidiaries, net of cash acquired	-	38,481	-	(1,025,367)
Proceeds from disposal of property, plant and equipment and intangible assets	9,016	10,519	14,355	11,684
Investment in companies under cost method	(692)	-	(692)	-
Dividends received from non-consolidated companies	-	-	49,131	278
Changes in investments in securities	35,500	(307,789)	278,423	(563,228)
Net cash (used in) provided by investing activities	(29,174)	(299,651)	165,926	(1,730,963)

Cash flows from financing activities
Dividends paid	-	-	(165,275)	-
Dividends paid to non-controlling interest in subsidiaries	(148)	-	(3,355)	-
Changes in non-controlling interests	-	-	-	2
Payments of lease liabilities	(11,917)	(10,870)	(38,221)	(35,813)
Proceeds from borrowings	289,579	116,104	575,698	558,352
Repayments of borrowings	(370,438)	(127,031)	(674,325)	(698,153)
Net cash (used in) financing activities	(92,924)	(21,797)	(305,478)	(175,612)

(Decrease) Increase in cash and cash equivalents	(69,194)	95,824	(66,507)	(525,646)
Movement in cash and cash equivalents
At the beginning of the period	585,239	910,898	584,583	1,554,275
Effect of exchange rate changes	(2,380)	(2,324)	(4,411)	(24,231)
(Decrease) Increase in cash and cash equivalents	(69,194)	95,824	(66,507)	(525,646)
	513,665	1,004,398	513,665	1,004,398

Exhibit I – Alternative performance measures

EBITDA, Earnings before interest, tax, depreciation and amortization.

EBITDA provides an analysis of the operating results excluding depreciation and amortization and impairments, as they are non-cash variables which can vary substantially from company to company depending on accounting policies and the accounting value of the assets. EBITDA is an approximation to pre-tax operating cash flow and reflects cash generation before working capital variation. EBITDA is widely used by investors when evaluating businesses (multiples valuation), as well as by rating agencies and creditors to evaluate the level of debt, comparing EBITDA with net debt.

EBITDA is calculated in the following manner:

EBITDA= Operating results + Depreciation and amortization + Impairment charges/(reversals).

(all amounts in thousands of U.S. dollars)	Three-month period ended September 30,		Nine-month period ended September 30,
	2021	2020	2021	2020
Operating income (Loss)	230,909	(70,316)	434,194	(670,456)
Depreciation and amortization	148,465	177,602	442,561	493,782
Impairment	-	-	-	622,402
EBITDA	379,374	107,286	876,755	445,728

Free Cash Flow

Free cash flow is a measure of financial performance, calculated as operating cash flow less capital expenditures. FCF represents the cash that a company is able to generate after spending the money required to maintain or expand its asset base.

Free cash flow is calculated in the following manner:

Free cash flow = Net cash (used in) provided by operating activities - Capital expenditures.

(all amounts in thousands of U.S. dollars)	Three-month period ended September 30,		Nine-month period ended September 30,
	2021	2020	2021	2020
Net cash provided by operating activities	52,904	417,272	73,045	1,380,929
Capital expenditures	(74,306)	(41,571)	(170,871)	(155,156)
Free cash flow	(21,402)	375,701	(97,826)	1,225,773

Net Cash / (Debt)

This is the net balance of cash and cash equivalents, other current investments and fixed income investments held to maturity less total borrowings. It provides a summary of the financial solvency and liquidity of the company. Net cash / (debt) is widely used by investors, rating agencies and creditors to assess the company’s leverage, financial strength, flexibility and risks.

Net cash/ debt is calculated in the following manner:

Net cash= Cash and cash equivalents + Other investments (Current and Non-Current)+/- Derivatives hedging borrowings and investments– Borrowings (Current and Non-Current).

(all amounts in thousands of U.S. dollars)	At September 30,
	2021	2020
Cash and cash equivalents	513,781	1,005,152
Other current investments	457,861	620,510
Non-current investments	369,079	167,409
Derivatives hedging borrowings and investments	3,381	(7,673)
Current borrowings	(402,237)	(401,374)
Non-current borrowings	(111,442)	(304,260)
Net cash / (debt)	830,423	1,079,764